

January 8, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the iShares U.S. Tech Breakthrough Multisector ETF of iShares Trust, under the Exchange Act of 1934.

Sincerely,